Exhibit 99.2

Fiscal 2013

Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) prepared as of September 22, 2013, should be read in conjunction with DHX Media Ltd. ’s (the “Company” or “DHX”) audited consolidated financial statements and accompanying notes for the years ended June 30, 2013 and 2012. The audited consolidated financial statements and accompanying notes for the years ended June 30, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

DHX is a public company incorporated under the Canadian Business Corporations Act whose common shares are traded on the Toronto Stock Exchange (“TSX”) admitted on May 19, 2006 (symbol DHX). Additional information relating to the Company can be found on its website at www.dhxmedia.com or on SEDAR at www.sedar.com.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the CICA Handbook. In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in its unaudited interim condensed consolidated financial statements for the first quarter of 2012 (three months ended September 30, 2011).

Figures in this MD&A are shown as millions (for example, $100,000 is shown as $0.10 million) and are approximate and have been rounded to the nearest ten thousand.

This MD&A contains certain forward-looking statements, which reflect DHX management’s (“Management”) expectations regarding the Company’s growth, results of operations, performance, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements, or other future events constitute forward-looking statements. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “pursue”, “continue”, “seek”, or “potential” or the negative or other variations of these words, or other similar words or phrases, have been used to identify these forward-looking statements. These statements reflect Management’s current beliefs and are based on information currently available to Management.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based on what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates, and technology changes. An assessment of the risks that could cause actual results to materially differ from current expectations is contained in the “Risk Assessment” section of this MD&A and “Risk Factors” section of the Company’s recently filed “Management Information Circular”.

The foregoing is not an exhaustive list and other risks are detailed from time to time in other continuous disclosure filings of the Company, including, among other filings, the Company’s recent “Management Information Circular” and “Final Short Form Prospectus”. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, or expected.

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Business of the Company

DHX is a leading independent supplier, distributor, and licensor of television and film productions. The Company was originally the result of the combination of The Halifax Film Company Limited (“Halifax Film”) and Decode Entertainment Inc. (“Decode”) during Fiscal 2006 and at the time of initial public offering. Since that time DHX has added on December 4, 2007 Studio B Productions (“Studio B”), on July 20, 2008 imX Communications Inc. (“imX”), on September 14, 2010 W!ldbrain Entertainment Inc. (“DHX Wildbrain”), on October 22, 2012 the business of Cookie Jar Entertainment (“DHX Cookie Jar”), and on September 16, 2013 announced the acquisition of Ragdoll Worldwide Ltd. (“Ragdoll”) (please see Ragdoll Acquisition section of this MD&A for further details).

The Company produces, distributes, and exploits the rights for television and film programming. DHX’s primary focus is on children’s, youth, and family (collectively “Children’s and Family”) productions because of the international sales potential and longer-term and multiple revenue streams that this genre of programming provides. Children’s and Family programming travels across cultures more easily than other genres and can therefore be sold into numerous markets, typically has a longer lifespan than other genres, and can be leveraged for library and distribution revenues and merchandising and licensing revenues.

DHX’s content library includes nearly 9,000 half hours of award winning programming. DHX is recognized for brands such as Caillou, Yo Gabba Gabba!, Richard Scarry’s Busytown Mysteries, Inspector Gadget, Johnny Test, Animal Mechanicals, Kid vs. Kat, and Super WHY!. DHX’s European licensing brand representation agency business, Copyright Promotions Licensing Group, (“CPLG”), represents numerous entertainment, sport and design brands. The Company’s prime-time production slate also includes notable achievements in the comedy genre, including the award-winning Canadian prime-time comedy series This Hour Has 22 Minutes, which is produced for the CBC and has just been renewed for its 21st season. DHX has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, and the Netherlands.

Revenue Model

The Company earns revenues primarily from six categories: 1) proprietary production, which includes Canadian and other rights proprietary programs, 2) distribution (including digital distribution) of its proprietary and third party acquired titles, 3) producer and service fees, which includes production services for third parties, 4) merchandising and licensing (“M&L”) for owned brands (including, among others, Yo Gabba Gabba, Caillou, Richard Scarry’s Busytown Mysteries, and Johnny Test) and music and royalties, 5) M&L represented which includes the Company’s newly acquired CPLG (as part of the purchase of Cookie Jar Entertainment on October 22, 2012 (“Cookie Jar Transaction”), please see Cookie Jar Acquisition section of this MD&A for further details), and 6) other revenues which includes rental of studios and office facilities and new media revenue.

The Company is able to generate revenue from productions by licensing its initial broadcast rights and pre-licensing of territories for its programs. Production revenues include the initial broadcast license revenues and any pre-sales or advances included in the initial financing of the production of a film and television program. Once a production is completed and delivered, the program is included in the Company’s library of film and television programming. Further revenue from exploitation of the program is included in distribution revenue if it relates to television licences and in M&L if it relates to royalties or revenues generated from non-television licenses (including home entertainment). The Company also generates revenue from programs in which it retains Canadian and other limited participation rights and, in certain instances, from production services for productions whose copyright is owned by third parties.

Production Revenue

The Company derives proprietary production revenues, which includes other proprietary titles with Canadian and other rights, from the grant of initial broadcast rights for the initial showing of commissioned productions and pre-licensing of territories. These fees are typically collected partially upon commissioning of a production, during production, and finally once a completed production is delivered for broadcast, and at some point in time after delivery as a holdback (See note 3 of the audited consolidated financial statements for the years ended June 30, 2013 and 2012 for details on revenue recognition).

Distribution Revenue

The Company is able to retain or obtain the ownership rights to its proprietary, other proprietary titles, and third party acquired titles, which permits the Company to generate further revenues from the distribution of the Company’s productions. In addition to generating revenues from the sale of initial broadcast rights, the Company is able to concurrently generate revenues from the sale of broadcast rights in other jurisdictions and on other platforms (such as DVD, home entertainment, and digital platforms) for specified periods of time. Distribution revenue also includes theatrical and other revenues generated on its feature films and movies of the week (“MOW’s”).

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Producer and Service Fee Revenue

Producer and service fee revenue includes revenue accounted for using the percentage of completion method for service and corporate overhead fees earned for producing television shows and MOW’s.

M&L-Owned, (Including Music and Other Royalties)

M&L for owned brands and other various licensing royalties includes revenues from DHX’s proprietary brands (among others, Yo Gabba Gabba!, Caillou, and Johnny Test) and revenues earned on music publishing rights, music retransmission rights, and other royalties.

M&L-Represented

M&L-represented includes revenues earned from CPLG. CPLG is an agency business (acquired as part of the Cookie Jar acquisition) based in Europe that earns commissions on M&L from representing independently owned brands from film studios and other third parties.

Other Revenue

Other revenue includes new media revenues earned on new media and interactive games and apps, and revenue earned from rental of studios, equipment, and office facilities.

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SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for the years ended June 30, 2013, 2012, and 2011 has been prepared in accordance with IFRS, and is derived from the Company’s audited consolidated financial statements and accompanying notes for the years ended June 30, 2013 and 2012, and can be found at www.sedar.com or DHX’s website at www.dhxmedia.com. Each reader should read the following information in conjunction with those statements and the related notes.

	Fiscal	Fiscal	Fiscal
	2013	2012	2011
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income (Loss) Data:[1]
Revenues	97,263	72,647	55,409
Direct production costs and expense of film and television produced	(45,117)	(47,928)	(33,137)
Expense of book value of acquired DHX Cookie Jar library	(3,415)	-	-
Gross margin[2]	48,731	24,719	22,272
Selling, general, and administrative[3]	(31,886)	(16,077)	(15,930)
Write-down of investment in film and television programs	(608)	(515)	(450)
Share of loss of associates	(172)	(146)	(333)
Amortization, finance and other expenses, net[3]	(12,761)	(4,001)	(3,929)
Provision for income taxes	(1,444)	(933)	(314)
Net income	1,860	3,047	1,316

Cumulative translation adjustment	(2,926)	602	(476)
Realized loss on available for sale investments	29	80	-
Change in fair value of available-for-sale investments, net of tax	(135)	7	7
Comprehensive income (loss)	(1,172)	3,736	847
Basic earnings per common share	0.02	0.05	0.02
Diluted earnings per common share	0.02	0.05	0.02
Weighted average common shares outstanding (expressed in thousands)
Basic[4]	86,874	57,836	61,622
Diluted[4]	89,717	58,160	61,944

Normalized net income[5]	8,650	3,047	1,316
Basic normalized earnings per common share[5]	0.10	0.05	0.02
Diluted normalized earnings per common share[5]	0.10	0.05	0.02

Consolidated Balance Sheet Data:
Cash, restricted cash, and short-term investments	13,918	22,489	25,585
Investment in film and television programs	116,994	44,163	39,184
Total assets	324,397	134,961	148,022
Total liabilities	161,522	56,061	67,175
Shareholders' equity	162,875	78,900	80,847

[1]The financial information for the year ended June 30, 2013 in the table includes full results for all divisions except DHX Cookie Jar, which includes only 251 days of activity. The financial information for the years ended June 30, 2012 and 2011 in the table includes full results for all divisions except DHX Cookie Jar, which is excluded as it was prior to the Cookie Jar Acquisition.

2Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

3SG&A for the year ended June 30, 2013 includes severance, professional fees, and lease and contract breakage costs, of $5.63 million (2012-nil). Other costs include Cookie Jar acquisition costs of $1.70 million (2012-nil).

4The number of weighted average common shares outstanding for basic and diluted for Q4 2013 were 102,410 and 105,507 respectively (Q3 2013- 102,124 and 105,191; Q2 2013 - 90,392 and 95,537; and Q1 2013 - 53,071 and 53,071 respectively).

5Normalized net income is net income of $1,860 adjusted for charges related to the Cookie Jar acquisition of $6,790 (net of tax effect of $3,050). Basic normalized earnings per common share is computed by dividing normalized net income of $8,650 by basic weighted average common shares outstanding of 86,874. Diluted normalized earnings per common share is computed by dividing normalized net income of $8,650 by diluted weighted average common shares outstanding of 89,717. Please see EBITDA and Adjusted EBITDA section of this MD&A for further details. (Normalized Fiscal 2012 and 2011 figures are the same as net income and basic and diluted earnings per share data)

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Results for the year ended June 30, 2013 (“Fiscal 2013”) compared to the year ended June 30, 2012 (“Fiscal 2012”)

Revenues

Revenues for Fiscal 2013 were $97.26 million, up 34% from $72.65 million for Fiscal 2012. The increase in Fiscal 2013 was due to significantly higher distribution revenue (generally driven by the proliferation of new digital buyers and the acquisition of DHX Cookie Jar), an increase in proprietary production revenue, and an increase in M&L-owned (driven by an increase in Yo Gabba Gabba! Live! show revenue) and M&L-represented (as a result of the addition of CPLG), and was offset somewhat by decreases in producer and service fee revenue.

Proprietary production revenues: Proprietary production revenues for Fiscal 2013 were $17.43 million, an increase of 38% compared to $12.6 million for Fiscal 2012. The overall increase met Management’s expectations and was mainly due to scheduled timing of deliveries (see delivery chart below for further details).

For Fiscal 2013, the Company added 113 half-hours to the library. The breakdown for Fiscal 2013 for production, resulting in $17.43 million of proprietary film and television program production revenue, is 76.0 half-hours versus the 86.0 half-hours for Fiscal 2012, where the programs have been delivered and the license periods have commenced and 37.0 half-hours in intellectual property (“IP”) rights for third party produced titles (45.0 half-hours in Fiscal 2012). Fiscal 2013 proprietary revenues and deliveries were in line with scheduled deliveries and Management’s expectations.

DHX continued to strategically target third party produced titles for IP rights. As noted above, for Fiscal 2013, the Company added to the library 10.0 half-hours for Deadtime Stories, 13.0 half-hours for Rastamouse, and 14.0 half-hours for SheZow. For Fiscal 2012, the Company added 26.0 half-hours for Ha Ha Hairies, 6.0 half-hours for How to be Indie, and 13.0 half-hours for Rastamouse.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on IP rights for third party produced titles) and dollar value subtotals per category for Fiscal 2013 and Fiscal 2012 was as follows:

		Fiscal 2013			Fiscal 2012
Category and Title	Season or Type	$ Million	Half-hours		$ Million	Half-hours

Children’s and Family:

Proprietary
Ella the Elephant	I		9.0			-
Johnny Test	V		N/A	[1]		-
Johnny Test	VI		21.0			-
Monster Math Squad	I		N/A	[1]		15.0
Monster Math Squad	II		10.0			-
Mudpit	I		N/A	[1]		-
Packages from Planet X	I		10.0			-
Pirates	II		-			N/A	[1]
Super Why (CBC)	II		-			12.0
That's So Weird!	III		-			13.0
Yo Gabba Gabba	IV		-			13.0
Subtotals		$8.32	50.0		$6.44	53.0

Other Proprietary Titles with Canadian and Other Rights
Doozers	I		N/A	[1]
Martha Speaks (TVO)	IV		-			10.0
Waybuloo (RDF Rights)	III		-			N/A	[1]
Subtotals		$4.09	-		$1.57	10.0
Third Party Produced Titles with IP Rights
Deadtime Stories			10.0			-
Ha Ha Hairies			-			26.0
How to Be Indie			-			6.0
Rastamouse			13.0			13.0
SheZow			14.0			-
Subtotals			37.0			45.0
Total Children’s and Family		$12.41	87.0		$8.01	108.0

Comedy:

Proprietary
Comedy Pilot (CBC)	Pilot		1.0
Satisfaction	I		3.0
This Hour Has 22 Minutes	XIX		-			22.0
This Hour Has 22 Minutes	XX		22.0			-
Total Comedy		$5.02	26.0		$4.42	22.0

Drama:

Proprietary

American Refugees	Demo	-	-			1.0

Other Proprietary Titles with Canadian and Other Rights
Ice Road Terror	MOW		-			N/A	[1]
Killer Mountain	MOW		-			N/A	[1]
Subtotals		$-	-		$0.12	-

Total Drama		$-	-		$0.17	1.0

Total Proprietary		$13.34	76.0		$10.91	76.0
Total Other Proprietary Titles with Canadian and Other Rights		$4.09	-		$1.69	10.0
Total Third Party Produced Titles with IP Rights		N/A	37.0		N/A	45.0
		$17.43	113.0		$12.60	131.0

 1N/A – Not applicable as deliveries of half-hours have either already been counted when title delivered in the first instance or in the case of the shows using percentage of completion method, may not yet be delivered.

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Producer and service fee revenues: For Fiscal 2013, the Company earned $20.85 million for producer and service fee revenues, a decrease of 33% versus the $31.28 million for Fiscal 2012. This was mainly due to Management’s decision, coming out of its integration with DHX Cookie Jar and specifically to lower SG&A on less profitable parts of the business, to wind down its LA service studio and focus on its higher margin animation studios in Canada. The transition is proving out in higher gross margins for the category (as evidenced by a 35% margin or $7.33 million for Fiscal 2013 versus 22% or $7.02 million for Fiscal 2012) but has taken slightly longer than expected (1-2 quarters). This, along with small unexpected scheduling delays for two productions, has resulted in producer and service fee revenues for Fiscal 2013 being off beginning of the year expectations.

Distribution revenues: For Fiscal 2013, Management was extremely pleased with distribution revenues being up 256% to $24.57 million from $6.91 million for Fiscal 2012, primarily due to the proliferation of new digital customers, new channels, and the scale of its library created from the Cookie Jar acquisition. For the Fiscal 2013, the Company closed significant deals, among others previously announced, as follows: Daily Motion, Global Movie Pte Ltd., Amazon EU SARL, Super RTL Disney, Netflix, Inc., Viacom Media Network, Mill Creek Entertainment LLC, and Kidoodle.TV.

M&L-owned (including music and other royalty revenues): For Fiscal 2013, M&L-owned increased 35% (14% organic and 21% acquisitive from DHX Cookie Jar) to $21.38 million (Fiscal 2012-$15.80 million). For Fiscal 2013, Yo Gabba Gabba! Live! show revenue generated $10.04 million as compared to Fiscal 2012 of $8.41 million. For Fiscal 2013, other Yo Gabba Gabba! M&L revenue was $4.62 million, in line with the $4.64 million for Fiscal 2012. The remaining M&L-owned was $6.72 million ($3.78 million from DHX Cookie Jar), up 172% (21% organic and 151% acquisitive from DHX Cookie Jar) from $2.47 million for Fiscal 2012. The majority of the organic growth is from music royalties earned from DHX’s extensive catalogue.

M&L-represented revenues: For Fiscal 2013, M&L-represented revenue was $7.66 million from CPLG (acquired as part of the acquisition of DHX Cookie Jar) which only included 251 days of activity (Fiscal 2012-nil).

Rental and new media revenues: For Fiscal 2013, new media revenues decreased 10% to $5.20 million (Fiscal 2012-$5.77 million) based primarily on scheduled timing of certain UMIGO deliverables. For Fiscal 2013, rental revenues were $0.18 million, down 38% from Fiscal 2012 of $0.29 million, as a result of lower rental revenues of studio and office facilities to third parties of the Company’s Toronto and Halifax offices.

Gross Margin

Gross margin for Fiscal 2013 was $48.73 million, an increase in absolute dollars of 97% compared to $24.72 million for Fiscal 2012. DHX is pleased to report the overall gross margin for Fiscal 2013 at 50% of revenue was above the high end of Management’s expectations, driven mainly by stronger margins on production (proprietary and service), new digital distribution deals, and M&L revenues. Gross margin for Fiscal 2013 was calculated as revenues of $97.26 million less direct production costs and expense of investment in film of $45.12 million and less $3.41 million expense of the original book value of the acquired DHX Cookie Jar library (Fiscal 2012-$72.65 million less $47.93 million and less nil, respectively).

For Fiscal 2013, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $8.07 million or 46%, net producer and service fee revenue margin of $7.33 million or 35%, distribution revenue margin of $13.49 million or 55% ($10.59 million or 43% when $2.90 million for the expense of acquired libraries is removed), M&L-owned margin was $11.12 million or 52%, M&L-represented revenue margin at $7.52 million or 98%, new media margin at $1.02 million or 20%, and rental revenue margin of $0.18 million or 100%.

Production margin at 46%, based on product delivery mix, was above the high end of Management’s expectations. Producer and service fee margins can vary greatly and at 35% (as compared to 22% for Fiscal 2012) is at the higher end of Management’s expectations and a testament to Management’s decision to shift its service work to its animation studios in Canada. Distribution margin can fluctuate greatly from title-to-title and at 55% is at the midpoint of Management’s expectations.

Operating Expenses (Income)

SG&A

SG&A costs for Fiscal 2013 were up 98% at $31.89 million compared to $16.08 million for Fiscal 2012. The increase in SG&A is generally due to the inclusion of $11.31 million for DHX Cookie Jar which was acquired on October 22, 2012, a non-cash charge of $0.98 million for share-based compensation (Fiscal 2012-$0.38 million), charges of $0.39 million related to warrants expensed in connection with the Cookie Jar Acquisition, and $5.63 million for severance, professional fees, and workforce harmonization costs related to the integration of DHX Cookie Jar.

Amortization and Expense of Acquired Libraries - Below the Line

For Fiscal 2013, amortization and expense of acquired libraries was up 137%, primarily due to the Cookie Jar acquisition, to $7.49 million (Fiscal 2012-$3.16 million). For Fiscal 2013, the expense of acquired libraries was up 368% to $2.90 million (Fiscal 2012-$0.62 million) (note: the balance of expense of acquired library of $3.41 million (Fiscal 2012-nil) is shown as a reduction of gross margin noted above). This expense relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets. For Fiscal 2013, amortization of plant and equipment (“P&E”) was up 14% to $1.94 million primarily due to the Cookie Jar acquisition, offset somewhat by a reduction in amortization due to the sale of the Halifax building (Fiscal 2012-$1.70 million). For Fiscal 2013, amortization of intangible assets was up 215% to $2.65 million primarily due to the Cookie Jar acquisition (Fiscal 2012-$0.84 million).

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Development Expenses and Other Charges

During Fiscal 2013, development expenses and other charges were up 295% to $3.05 million (Fiscal 2012-$0.77 million) and include $2.51 million (Fiscal 2012-nil) of costs on terminated or abandoned development contracts as a result of the integration of DHX Cookie Jar and $0.54 million in normal course development expense.

Acquisition Costs

During Fiscal 2013, Cookie Jar acquisition costs were $1.70 million (Fiscal 2012-nil), made up of $0.39 million relating to warrant expense in connection to the Cookie Jar transaction and $1.31 million of other acquisition costs.

Write-down of Investment in Film and Television Programs

During Fiscal 2013, the Company recorded a write-down of investment in film and television programs of $0.61 million (Fiscal 2012 - $0.52 million).

Share of Loss of Associates

For Fiscal 2013, the Company recorded its share of loss of associates of $0.17 million for its investment in Tribal Nova (Fiscal 2012-$0.14 million). For Fiscal 2013, the $0.17 million loss was made up of $0.18 million in amortization of Tribal Nova intangibles net of an income pickup of $0.01 million for the Company’s share of Tribal Nova (see “Sale of Interest in Tribal Nova” section of this MD&A for further details).

Realized Gain (Loss) on Disposals of Short-term Investment and Property and Equipment

For Fiscal 2013, the Company recorded a gain of $1.08 million on the disposal of non-core building and a gain of $0.37 million on the sale of its interest in Tribal Nova, offset by a loss on disposal of short-term investment of $0.03 million (Fiscal

2012 $0.22 million loss on disposal of short-term investment).

Finance Income (Expense)

For Fiscal 2013, the Company recorded net finance expense of $1.95 million versus $0.15 million in net finance income for Fiscal 2012. Fiscal 2013 net finance expense consists of $1.07 million for finance costs on long-term debt and capital leases (Fiscal 2012-$0.12 million), $0.47 million for finance and bank charges including interest on the revolving line of credit (Fiscal 2012-$0.08 million), interest accreted from deferred financing fees of $0.49 million (Fiscal 2012-nil), a foreign exchange loss of $0.08 million (Fiscal 2012-$0.13 million foreign exchange gain), and offset by finance income of $0.16 million (Fiscal 2012- $0.22 million).

EBITDA and Adjusted EBITDA

For Fiscal 2013, EBITDA was $13.59 million, up $4.46 million or 49% versus $9.13 million for Fiscal 2012. For Fiscal 2013, Adjusted EBITDA was $23.43 million, up $14.30 million or 157% over $9.13 million for Fiscal 2012. For Fiscal 2013, Adjusted EBITDA includes add backs for charges, noted herein, relating to the Cookie Jar Acquisition totalling $9.84 million (“CJ Charges”), consisting of $5.63 million for severance costs shown in salaries and employee benefits in SG&A, $2.51 million for terminated or abandoned development contracts shown in development expenses and other charges, $0.39 million for warrants expensed in SG&A, and $1.31 million for other acquisition costs.

Income Taxes

Income tax for Fiscal 2013 was an expense of $1.44 million (Fiscal 2012-$0.93 million expense) made up of $1.47 million income tax expense (Fiscal 2012-$0.15 million expense) for current income tax, and deferred income tax recovery of $0.03 million (Fiscal 2012-$0.78 million expense).

Net Income and Comprehensive Income (Loss)

For Fiscal 2013 stated net income was $1.86 million, compared to $3.05 million income for Fiscal 2012, or a decrease of $1.19 million in absolute dollars or 39%. For Fiscal 2013, net income normalized for CJ Charges of $6.79 million (net of tax effect of $3.05 million) was $8.65 million, (up 184% or $0.10 adjusted basic and adjusted diluted earnings per share) as compared to $3.05 million net income ($0.05 basic and diluted earnings per share) for Fiscal 2012.

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Comprehensive loss for Fiscal 2013 was $1.17 million, compared to $3.74 million income for Fiscal 2012, or a decrease of $4.91 million in absolute dollars, made up of a decrease in cumulative translation adjustments of $3.53 million, a decrease in net income of $1.19 million, a decrease in fair value of available-for-sale investments of $0.14 million, and a decrease in realized loss on available for sale assets of $0.05 million.

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SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for each of the last eight quarters with the last one being the most recent quarter ended June 30, 2013. In the opinion of Management, this information has been prepared on the same basis as the audited consolidated financial statements for the years ended June 30, 2013 and 2012 as filed on www.sedar.com or DHX’s website at www.dhxmedia.com, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as an indication of results for any future period.

	Fiscal 2013[1]				Fiscal 2012[1]
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(All numbers are in thousands	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
except per share date.)	$	$	$	$	$	$	$	$

Revenue	26,163	31,227	26,358	13,515	14,409	16,619	24,675	16,944

Gross Margin[2]	14,910	14,413	13,984	5,424	5,819	6,115	7,685	5,100

EBITDA[2]	4,781	4,422	3,451	940	1,761	2,102	3,625	1,646

Adjusted EBITDA[2] & [3]	7,499	7,214	6,875	1,846	N/A	N/A	N/A	N/A

Net Income (Loss)	739	906	287	(72)	348	546	1,835	318

Comprehensive Income (Loss)	(1,312)	416	218	(494)	770	230	1,538	1,198

Basic Earnings Per Common Share[4]	0.01	0.01	0.00	0.00	0.01	0.01	0.03	0.01

Diluted Earnings Per Common Share[4]	0.01	0.01	0.00	0.00	0.01	0.01	0.03	0.01

Adjusted Basic Earnings Per Common Share4&5	0.03	0.03	0.03	0.01	N/A	N/A	N/A	N/A

Adjusted Diluted Earnings Per Common Share4&5	0.03	0.03	0.03	0.01	N/A	N/A	N/A	N/A

1The financial information for Q3 and Q4 2013 includes financial information for all DHX segments. The financial information for Q2 2013 includes only 70 days activity for DHX Cookie Jar. The financial information for Q1 2013 and prior quarters does not include DHX Cookie Jar.

2Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

3The Q4 2013 Adjusted EBITDA figures shown above were adjusted for other Cookie Jar charges of $2.72 million (Q3 2013-$2.79 million, Q2 2013-$3.42 million, and Q1 2013-$0.91 million respectively) as management believes the adjusted figures to be a more meaningful indicator of operating performance (see “Reconciliation of Historical Results to EBITDA and Adjusted EBITDA” of this MD&A).

4Note for Fiscal 2012 basic and diluted earnings per common share is $0.05, however, due to rounding Q1-Q4 2012 sums to $0.06.

5Adjusted basic and diluted earnings per share have been calculated by adding back the Cookie Jar charges for Q4 2013 of $2.02 million (net of $0.70 million tax effect) (Q3 2013-charges of $1.82 million (net of $0.97 million tax effect) (Q2 2013- charges of $2.23 million (net of $1.20 million tax effect)) (Q1 2013- charges of $0.73 million (net of $0.18 million tax effect respectively)) to the period net income and dividing by the weighted average shares outstanding for the corresponding period (for weighted average common shares outstanding, please see page 5 “Summary of Consolidated Financial Information” in this MD&A ).

N/A – not applicable as there were no adjustments in the corresponding period.

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Results for the three months ended June 30, 2013 (“Q4 2013”) compared to the three months ended June 30, 2012 (“Q4 2012”)

Revenues

Revenues for Q4 2013 were $26.16 million, up 82% from $14.41 million for Q4 2012. The increase in Q4 2013 was due to significantly higher distribution revenue (generally driven by the proliferation of new digital buyers and the acquisition of DHX Cookie Jar), an increase in proprietary production revenue, and the increase in M&L-owned (driven by the acquisition of DHX Cookie Jar) and M&L-represented (as the result of the addition of CPLG), and was offset somewhat by decreases in producer and service fee revenue.

Proprietary production revenues: Proprietary production revenues for Q4 2013 were $8.06 million, an increase of 555% compared to $1.23 million for Q4 2012. The 555% overall increase was 326% from acquisitive growth from DHX Cookie Jar, which contributed $4.01 million and organic growth of 229% or $4.05 million (see delivery chart below for further details).

For Q4 2013, the Company added 49.0 half-hours to the library, up 75% from 28 half-hours for Q4 2012. The breakdown for Q4 2013 is 35.0 half-hours - $8.06 million of proprietary film and television program production revenue versus the 12.0 half-hours for Q4 2012, where the programs have been delivered and the license periods have commenced for consolidated entities and 14.0 half-hours in intellectual property (“IP”) rights for third party produced titles (16.0 half-hours in Q4 2012). Q4 2013 proprietary deliveries were in line with scheduled deliveries and Management’s expectations.

DHX continued to strategically target third party produced titles for IP rights. As noted above, for Q4 2013, the Company added to the library 8.0 half-hours for Deadtime Stories and 6.0 half-hours for SheZow. For Q4 2012, the Company added 16.0 half-hours for Ha Ha Hairies.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on IP rights for third party produced titles) and dollar value subtotals per category for Q4 2013 and Q4 2012 was as follows:

		Q4 2013			Q4 2012
Category and Title	Season or Type	$ Million	Half-hours		$ Million	Half-hours

Children’s and Family:

Proprietary
Ella the Elephant	I		7.0			-
Johnny Test	VI		14.0			-
Monster Math Squad	I		-			7.0
Packages from Planet X	I		10.0			-
Yo Gabba Gabba!	IV		-			4.0
Subtotals		$5.95	31.0		$0.63	11.0

Other Proprietary Titles with Canadian and Other Rights
Doozers	I		N/A	[1]		-
Waybuloo (RDF Rights)	III		-			N/A	[1]
Subtotals		$1.44	-		$0.19	-

Third Party Produced Titles with IP Rights
Deadtime Stories			8.0			-
Ha Ha Hairies			-			16.0
SheZow			6.0			-
Subtotals			14.0			16.0

Total Children’s and Family		$7.39	45.0		$0.82	27.0

Comedy:

Proprietary
Satisfaction	I		3.0
This Hour Has 22 Minutes	XIX		-			1.0
This Hour Has 22 Minutes	XX		1.0			-
Total Comedy		$0.67	4.0		$0.40	1.0

Drama:

Other Proprietary Titles with Canadian and Other Rights
Ice Road Terror	MOW		-			N/A	[1]
Total Drama		$-	-		$0.01	N/A	[1]

Total Proprietary		$6.62	35.0		$1.03	12.0
Total Other Proprietary Titles with Canadian and Other Rights		$1.44	-		$0.20	-
Total Third Party Produced Titles with IP Rights		N/A	14.0		N/A	16.0
		$8.06	49.0		$1.23	28.0

1N/A – Not applicable as deliveries of half-hours have either already been counted when title delivered in the first instance or in the case of the shows using percentage of completion method, may not yet be delivered.

Producer and service fee revenues: For Q4 2013, the Company earned $4.29 million for producer and service fee revenues, a decrease of 36% versus the $6.71 million for Q4 2012. This was due to Management’s decision, coming out of its integration with DHX Cookie Jar and specifically to lower SG&A on less profitable parts of the business, to wind down its LA service studio and focus on its higher margin animation studios in Canada. The transition is proving out in higher gross margins for the category (as evidenced by a 31% margin for Q4 2013 versus 28% for Q4 2012) but has taken slightly longer than expected (1-2 quarters).

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This, along with the unexpected scheduling delays in two productions, has resulted in producer and service fee revenues for Q4 2013 being somewhat off revised expectations.

Distribution revenues: For Q4 2013, Management is pleased to report distribution revenues were up 278% to $7.04 million from $1.86 million for Q4 2012, primarily due to the proliferation of new digital customers and the addition of DHX Cookie Jar. For Q4 2013, the Company closed significant deals, among others previously announced, as follows: Mill Creek Entertainment LLC, Viacom Media Networks, Hub Television Networks LLC, Discovery Networks Asia-Pacific PTE LTD, OverDrive, Inc., and TELETOON Canada Inc.

M&L-owned (including music and other royalty revenues): For Q4 2013, M&L-owned decreased slightly (3%) to $2.65 million (Q4 2012-$2.74 million), but was in line with expectations. For Q4 2013, there was a slight adjustment to Yo Gabba Gabba! Live! shows as revenue of $0.05 million was recorded as compared to Q4 2012 Yo Gabba Gabba! Live! amounts of $1.15 million recorded in revenue. For Q4 2013, other Yo Gabba Gabba! M&L was $1.01 million, down slightly (3%) from $1.04 million for Q4 2012. The remaining M&L-owned was $1.59 million, up 194% (111% organic growth and 83% acquisitive or $0.45 million related to DHX Cookie Jar) as compared to $0.54 million for Q4 2012.

M&L-represented revenues: For Q4 2013, M&L-represented revenue was $2.82 million from CPLG (Q4 2012-nil) which was acquired as part of the acquisition of DHX Cookie Jar.

New Media and Rental revenues: For Q4 2013, new media revenues decreased 27% to $1.31 million (Q4 2012-$1.80 million) based primarily on scheduled timing of certain UMIGO deliverables. For Q4 2013, rental revenues were nil, versus Q4 2012 of $0.07 million, as a result of the elimination of rental revenues of studio and office facilities to third parties of the Company’s Halifax and Toronto office.

Gross Margin

Gross margin for Q4 2013 was $14.91 million, an increase in absolute dollars of 156% compared to $5.83 million for Q4

2012. DHX is pleased to report the overall gross margin for Q4 2013 at 57% of revenue was above the high end of Management’s expectations, driven by a strong quarter for margins on new digital distribution deals, proprietary production, and M&L-owned revenues. Gross margin for Q4 2013 was calculated as revenues of $26.16 million, less direct production costs and expense of investment in film of $10.80 million and $0.45 million expense of acquired DHX Cookie Jar library, (Q4 2012-$14.41 million less $8.58 million and less nil, respectively).

For Q4 2013, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $4.14 million or 51%, net producer and service fee revenue margin of $1.31 million or 31%, distribution revenue margin of $4.41 million or 63% ($3.01 million or 43% when $1.40 million for the expense of acquired libraries is removed), M&L-owned margin was $1.69 million or 64%, M&L-represented revenue margin was $2.68 million or 95%, and new media margin of $0.68 million or 52%.

Production margin at 51%, based on product delivery mix, was above the high end of Management’s expectations. Producer and service fee margins can vary greatly and at 31% (as compared to 28% for Q4 2012) is at the midpoint end of Management’s expectations. Distribution margin can fluctuate greatly from title-to-title and at 63% is at the high end of Management’s expectations.

Operating Expenses (Income)

SG&A

SG&A costs for Q4 2013 were up 127% at $9.51 million compared to $4.19 million for Q4 2012. The increase in SG&A in Q4 2013 is due to the inclusion of $4.68 million (Q4 2012-nil) for DHX Cookie Jar which was acquired on October 22, 2012 and $2.12 million (Q4 2012-nil) for severance, professional fees and workforce harmonization costs related to the integration of DHX Cookie Jar.

Amortization and Expense of Acquired Libraries, Below the Line

For Q4 2013, amortization and expense of acquired libraries was up 356% to $2.69 million (Q4 2012-$0.59 million). For Q4 2013, the expense of acquired libraries was up significantly to $1.40 million primarily due to the Cookie Jar acquisition (Q4 2012-$0.01 million) (note-the balance of expense of acquired library of $0.45 million (Q4 2012-nil) is shown as an addition to gross margin noted above). This expense relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets. For Q4 2013, amortization of P&E was up 22% to $0.45 million primarily due to the Cookie Jar acquisition and offset by the sale of the Company’s Halifax building (Q4 2012-$0.37 million). For Q4 2013, amortization of intangible assets was up 300% to $0.84 million primarily due to the Cookie Jar acquisition (Q4 2012-0.21 million).

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Development Expenses and Other Charges

During Q4 2013, development expenses and other charges were up 288% to $1.28 million (Q4 2012-$0.33 million), consisting of costs on terminated or abandoned development contracts of $1.01 million as a result of the integration of DHX Cookie Jar and $0.27 million in normal course development expense.

Acquisition Costs

During Q4 2013, Cookie Jar acquisition costs of $0.41 million were reallocated to Cookie Jar professional fees in SG&A costs and $0.39 million for warrant expense reclassified into acquisition costs from SG&A (Q4 2012-nil).

Write-down of Investment in Film and Television Programs

During Q4 2013, the Company recorded a write-down of investment in film and television programs of $0.61 million (Q4 2012-$0.38 million).

Share of Loss of Associates

For Q4 2013, the Company recorded no amounts for its share of loss of associates for its investment in Tribal Nova as this investment was sold at the beginning of the quarter (see “Sale of Interest in Tribal Nova” section of this MD&A for further details) (Q4 2012-$0.07 million).

Realized Gain (Loss) on Disposals of Short-term Investment and Property and Equipment

For Q4 2013, the Company recorded a gain of $0.37 million on the sale of its interest in Tribal Nova (Q4-2012 $0.22 million loss on disposal of short-term investment).

Finance Income (Expense)

For Q4 2013, the Company recorded net finance expense of $0.07 million versus $0.13 million net finance income for Q4 2012. Q4 2013 net finance expense consists of $0.32 million for finance costs on long-term debt and capital leases (Q4 2012-$0.05 million), $0.15 million for finance and bank charges including interest on the revolving line of credit (Q4 2012-$0.01 million reversal of expense), interest accreted on deferred financing fees of $0.19 million (Q4 2012-nil), finance income of nil (Q4 2012-$0.05 million income), offset by a foreign exchange gain of $0.59 million (Q4 2012-$0.12 million foreign exchange gain).

EBITDA and Adjusted EBITDA

For Q4 2013, EBITDA was $4.78 million, up $3.02 million or 172% versus $1.76 million for Q4 2012. For Q4 2013, Adjusted EBITDA was $7.50 million, up $5.74 million or 326% over $1.76 million for Q4 2012. For Q4 2013, Adjusted EBITDA includes add backs for charges, noted herein, relating to the Cookie Jar Acquisition totalling $2.72 million (“Q4 2013 CJ Charges”), consisting of $2.12 million for severance costs, shown in salaries and employee benefits and professional fees, both shown in SG&A, $1.01 million for terminated or abandoned development contracts, shown in development expenses and other charges, and less a reallocation of $0.41 million for acquisition costs.

Income Taxes

Income tax for Q4 2013 was an expense of $0.42 million (Q4 2012-$0.21 million tax recovery) made up of $0.30 million expense (Q4 2012-$1.15 million recovery) for current income tax, and deferred income tax expense of $0.12 million (Q4 2012-$0.94 million expense).

Net Income and Comprehensive Income (Loss)

For Q4 2013 stated net income was $0.74 million, compared to $0.35 million income for Q4 2012, or an increase of $0.39 million in absolute dollars or 111%. For Q4 2013, net income normalized for Q4 2013 CJ Charges of $2.02 million (net of tax effect of $0.70 million) was $2.76 million, (up 689% or $0.03 adjusted basic and diluted earnings per share) as compared to $0.35 million net income ($0.01 basic and diluted earnings per share) for Q4 2012.

Comprehensive loss for Q4 2013 was $1.31 million, compared to $0.77 million income for Q4 2012, or a decrease of $2.08 million in absolute dollars.

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Liquidity and Capital Resources	Fiscal	Fiscal
	2013	2012
	$	$
	(Amounts in Thousands, Except Balance Sheet Ratios)
Key Balance Sheet Amounts and Ratios:
Cash, restricted cash, and short-term investments	13,918	22,489
Long-term assets	117,873	24,905
Working capital	94,578	59,600
Long-term and other liabilities	49,576	5,605
Working capital ratio (1)	1.84	2.18
Cash Inflows (Outflows) by Activity:
Operating activities	(10,001)	14,254
Financing activities	(2,328)	(16,419)
Investing activities	5,736	1,771
Effect of foreign exchange rate changes on cash	67	35
Net cash inflows (outflows)	(6,526)	(359)
Adjusted Operating Activities[2]	9,447	4,027

(1)	Working capital ratio is current assets divided by current liabilities (see the audited consolidated financial statements for the years ended June 30, 2013 and 2012).

(2)	For the year ended June 30, 2013, cash inflows from Adjusted Operating Activities were $9,447 (year ended June 30, 2012 - $4,027) calculated as cash outflows from operating activities of ($10,001) (2012-inflow of $14,254) adjusted by proceeds from interim production financing of $9,608 (2012-repayment of interim production financing ($10,227)) and CJ Charges of $9,840 (2012-nil). See “Use of Non-GAAP Financial Measures” section of this MD&A for a definition of Adjusted Operating Activities.

Changes in Cash

Cash at June 30, 2013 was $12.64 million, as compared to cash of $19.17 million as at June 30, 2012.

For Fiscal 2013 cash flows used in operating activities were $10.00 million. Cash flows provided by operating activities were net income of $1.86 million and adding back non-cash items of amortization of P&E, intangible assets, unrealized foreign exchange loss, write-down of investment in film and television programs, share of loss of associates, and share-based compensation and warrant expense of $1.94 million, $2.65 million, $2.90 million, $0.61 million, $0.17 million, and $1.35 million respectively. Cash flows used in operating activities were $1.42 million for realized net gain on disposal of the Company’s Halifax building, sale of Tribal Nova, and disposal of short-term investments, $0.03 million for deferred tax recovery, $10.38 million for the net change in non-cash working capital balances related to operations, and $9.65 million for net investments in film and television.

For Fiscal 2013 cash flows used in financing activities were $2.33 million. Cash flows used in financing activities resulted from dividends paid of $1.53 million, a change in long-term receivables and payables of $0.40 million, an increase in deferred financing fees of $0.68 million, a decrease in long-term deferred revenue of $1.49 million, an increase in restricted cash of $1.28 million, repayment of other long-term liabilities of $0.87 million, repayments of long-term debt and obligations under capital leases of $64.70 million, and repayment of subordinated shareholder debt assumed on acquisitions of $8.67 million. Cash flows from financing activities were provided by proceeds from issuance of common shares of $16.74 million, proceeds from issuing of common shares related to employee share purchase plan and options of $0.31 million, proceeds from bank indebtedness of $2.34 million, proceeds from interim production financing of $9.61 million, and proceeds from long-term debt of $48.29 million.

For Fiscal 2013 cash flows from investing activities were $5.73 million. Cash flows from investing activities were provided by proceeds on sale of long-term investments of $1.35 million, proceeds on short-term investments of $3.29 million, and proceeds on sale of property and equipment of $5.21 million. Cash flows used in investing activities were $2.19 million for business acquisitions, acquisition of property and equipment of $1.45 million, and $0.48 million for costs of internally generated intangible assets.

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Working Capital

Working capital (“Working Capital”) represents the Company’s current assets less current liabilities. Working Capital increased by $34.98 million as at June 30, 2013 versus June 30, 2012.

Based on the Company’s current revenue expectations for Fiscal 2014, which are based on contracted and expected production, distribution, M&L, and other revenue, the Company believes cash generated from operations and existing resources will be sufficient to satisfy Working Capital needs for at least the next twelve months. Management believes the current Working Capital surplus totalling $94.58 million is sufficient to execute its current business plan.

Pre-existing Royal Bank Revolving Master Credit Facility

On October 22, 2012, upon closing (“Cookie Jar Closing”) the Cookie Jar Acquisition (“Cookie Jar Acquisition”) (see Cookie Jar Acquisition section of this MD&A for further details) all the existing RBC facilities under the RBC Master Agreement were paid in full and replaced with the new Syndicated Master Credit Agreement (the “Syndicated Master Credit Agreement”).

Syndicated Master Credit Agreement

Concurrently with the Cookie Jar Closing, DHX entered into a new credit facility with a syndicate of Canadian banks led by Royal Bank Capital Markets that replaced the existing indebtedness of DHX and Cookie Jar, other than production-specific financing obtained by DHX and Cookie Jar’s subsidiaries. The Syndicated Master Credit Agreement consists of two senior secured credit facilities (the “Credit Facilities”) in an aggregate principal amount of up to $70 million, including a term loan credit facility in the aggregate amount of $50 million (the “Term Facility”), fully drawn down on closing (June 30, 2013-$48.62 million), and a revolving loan credit facility in the aggregate amount of up to $20 million (the “Revolving Facility”) ($5.5 million of which was drawn at the Cookie Jar Closing and $5.0 million at June 30, 2013). The Term Facility was used to repay certain indebtedness of DHX and its subsidiaries, including certain indebtedness of Cookie Jar assumed as part of the Cookie Jar Acquisition, and to pay fees and expenses incurred in connection with the Cookie Jar Acquisition. The Revolving Facility is available for working capital and general corporate purposes.

DHX and certain of its subsidiaries as guarantors provided a first priority security interest in respect of all of the capital stock of the subsidiaries of DHX and the guarantors and all present and after-acquired real and personal property of DHX and the guarantors in favour of the lender as security for the Credit Facilities. The Term Facility will mature four years from the closing date of the Credit Facilities and is subject to annual amortization payments (as a percentage of the initial amount of the Term Facility) of (i) 7% in 2013, (ii) 8% in 2014, (iii) 12% in 2015 and (iv) 13% in 2016, all payable in equal quarterly installments in each case with the balance payable in full on the maturity date. The Revolving Facility is payable in full on the maturity date of the Term Facility.

Capital Management

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution, and licensing of its film and television properties.

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors such as material acquisitions and including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the board of directors.

The Company monitors capital using a number of financial ratios, specifically, as at June 30, 2013, under the new Credit Facilities, including but not limited to:

•	Leverage Ratio, defined as funded debt (the total of all obligations for borrowed money which bear interest or imputed interest (not including interim production financing), all capital lease obligations, and any contingent liabilities) (“Funded Debt”) to consolidated adjusted EBITDA (consolidated adjusted EBITDA (pro-forma last 12 months including DHX Cookie Jar) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and Cookie Jar acquisition costs); and

•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt).

The following table illustrates the financial ratios calculated on a rolling twelve-month basis as at:

	Measure targets	June 30, 2013
Leverage Ratio	< 2.5x	1.47x
Fixed Charge Ratio	> 1.5x	6.19x

The Company is in compliance with these and all previous ratios.

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Contractual Obligations[5] As of June 30, 2013 Payments Due by Period (All amounts are in thousands)	Total	Fiscal 2014	Fiscal 2015- 2016	Fiscal 2017- 2018	After Fiscal 2019
	$	$	$	$	$
Bank indebtedness (1)	5,000	5,000	-	-	-
Capital lease for equipment (2)	910	417	458	35	-
Long-term debt payments (principal and interest) (3)	53,432	5,244	14,468	33,720	-
Operating leases (4)	8,188	2,863	3,105	1,834	386
Total Contractual Obligations	67,530	13,524	18,031	35,589	386
(1)	Revolving Facility with a maximum amount of $20.0 million bearing implied interest based on Bankers Acceptances at 3.42%.
(2)	Pursuant to capital leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from January 2014 to February 2017. Principal balances are included in note 13 to the audited consolidated financial statements for the year ended June 30, 2013.
(3)	See note 13 to the audited consolidated financial statements for the year ended June 30, 2013 for details.
(4)	Pursuant to operating leases. See note 21 to the audited consolidated financial statements for the year ended June 30, 2013 for details.
(5)	Note: in addition to the totals above, the Company has interim production financing owing in the amount of $37,676 (see note 13b to the audited consolidated financial statements for the year ended June 30, 2013 for further details).

Outlook

The Company’s June 30, 2013 balance sheet remains strong with in excess of $13.9 million in cash on hand. Management continues to focus on its core strengths of developing, producing, distributing its nearly 9,000 half-hour library, and licensing the best possible quality Children’s and Family programs with goals of increasing cash flows from operations and profitability through existing production and distribution streams and emerging distribution including digital music and M&L opportunities. The Company is committed to growing its content library annually by a goal of 1-2% (approximately 75-150 half-hours) organically and through acquisitions of third party titles.

For Fiscal 2014, DHX’s targets for production revenue (proprietary and producer and service fee) are as follows: $23-35 million and $18-25 million respectively. It is worth noting the range for producer and service fee revenue has been adjusted for the transition of service revenue from Los Angeles to Canada which, as noted, has taken longer than anticipated. DHX’s combined proprietary pipeline continues to build and is now stronger as we are expecting to add several new shows in the coming 4-6 quarters from the Cookie Jar development slate. This pipeline includes, among others, Dr. Dimensionpants! (Season 1), This Hour Has 22 Minutes (Season 21), Johnny Test (Season 6), Packages from Planet X (Season 1), Doozers (Season 1), Ella the Elephant (Season 1), and Satisfaction (Season 1).

In addition, consistent with the Company’s strategy to grow its content library, for Fiscal 2014, the Company expects to add 30-50 half-hours (note: approximately 65 half-hours contracted to be added over the next 12-18 months with offers out on more than 72 additional half-hours) for third party produced titles where the Company has significant IP rights. These include, among other titles, the hit series SheZow, Grandpa in my Pocket, and Deadtime Stories from DHX Cookie Jar. For Fiscal 2014, Management is expecting growth of 25-50% for the category of distribution (library) revenues and is targeting a range of $30-40 million.

For Fiscal 2014, DHX’s target for M&L on owned brands (Yo Gabba Gabba!, Caillou, Richard Scarry’s Busy Town Mysteries, and Johnny Test) is $12-17 million. In addition, for Fiscal 2014, DHX’s target for music and royalty revenue is $3-5 million.

For Fiscal 2014, Management is targeting $12-15 million in revenues for M&L represented for CPLG. It is worth noting that because CPLG is a licensing agency, there is very little direct cost of goods sold (historically 5-15%) and the majority of the expenses against this category are SG&A and are included in DHX’s SG&A targets noted below.

For Fiscal 2014, new media and other revenue is targeted in the range of $5-6 million including the property UMIGO and DHX’s new initiatives with YouTube.

For Fiscal 2014, Management expects gross margins for each revenue category to range as follows: 30-50% for proprietary production, 25-40% for producer and service fee, 45-65% for distribution, 50-65% for M&L-owned, 65-75% for music and royalty, 90-95% for M&L-represented, 20-30% for new media and other.

For the remainder of Fiscal 2014 (from September 16, 2013 (date of Ragdoll acquisition) to June 30, 2014), DHX’s target for Ragdoll revenues is in the range of $6-8 million with an expected EBITDA conversion of 40-60%.

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For Fiscal 2014, having generally achieved its run-rate synergy targets, DHX expects quarterly SG&A to range from $7-8 million ($28-32 million for Fiscal 2014), including $2.75-3.25 million for CPLG and Ragdoll ($11-13 million for annually).

For Fiscal 2014, amortization and expense of acquired libraries for all categories (note: this is the amortization for below the line only and excludes expense of film and television and expense of book value of DHX Cookie Jar acquired library) and normalized development expense when considered together are expected to be in the range of $7.5-10 million (including an estimated $2.5-3.0 million for amortization of intangibles related to Cookie Jar Acquisition). For Fiscal 2014, share-based compensation and other expenses are expected to be in the following ranges respectively: $1-1.5 million and $0.50-0.75 million. For Fiscal 2014, finance expense is expected to range from $2.75-3.25 million, including $1-1.5 million related to the Ragdoll acquisition.

Update on Cookie Jar Integration

The Cookie Jar Acquisition was completed on October 22, 2012 and Management immediately began to implement its integration plan. The Company has completed the integration of all staff located in Toronto into the DHX offices and has sublet the former Cookie Jar Toronto offices for the remaining three year term. The Company has also integrated three offices in California into a central office located in Sherman Oaks and has terminated the former Cookie Jar office lease in Burbank, effective March 31, 2013. Management is pleased to report that the Company has exceeded the previous target of $8.0 million by more than 25% and has now achieved approximately $10.5 million in run-rate synergies.

Synergies are largely in effect from Q1 2014 and onward and are generally comprised of the following:

•	Workforce harmonization savings of $8.5 million;

•	Lease savings of $0.8 million;

•	Information technology (“IT”) savings of $0.25 million;

•	Travel, general and office savings of $0.5 million;

•	Marketing and trade show costs savings of $0.25 million; and

•	Insurance and administration savings of $0.2 million.

Restructuring costs associated with achieving the savings totaled $5.63 million. Restructuring costs on quarterly basis were as follows:

•	Q1 – Q3 2013 actuals - $3.5 million

•	Q4 2013 actuals - $2.13 million.

CPLG

During the Q3 2013, the Company appointed Peter Byrne as the new CEO of CPLG. Peter joins CPLG with a wealth of industry experience in worldwide consumer products, having held many senior roles during his career including EVP Consumer Products at HIT Entertainment, EVP Worldwide Licensing and Merchandising at 20th Century Fox, VP Northern Europe for Sara Lee Branded Apparel and General Manager for Fruit of the Loom. Most recently, Peter ran his owl global licensing consultancy working with clients such as Guinness World Records, Aardman Animations and Jazeera Children’s Channel.

The Company is making significant investments in its wholly owned European licensing company, CPLG, headquartered in London. CPLG is reinvesting in new IT systems and infrastructure to improve efficiency and effectiveness of its sales and administrative teams. CPLG has a renowned reputation in the licensing business, managing the licensing and merchandising for some of the leading entertainment, sports and consumer goods brands.

Offering

On October 3, 2012, the Company closed its previously announced public offering of 13,002,000 subscription receipts (“the Subscription Receipts”) after full exercise of the underwriter’s overallotment option, at a price of $1.50 per subscription receipt (the “Offering”). The net proceeds of $17.62 million from the Offering (after deducting the underwriters' fees and Offering expenses of $1.88 million) were used to reduce indebtedness resulting from the Cookie Jar Acquisition.

Cookie Jar Acquisition

On October 22, 2012, the Company announced the closing of the acquisition of the business of Cookie Jar Entertainment (“Cookie Jar”) pursuant to the share purchase agreement entered into on August 20, 2012. The consideration for the Cookie Jar Acquisition was made up of a combination of approximately 36 million shares, $5.0 million cash, and the assumption of approximately $65.5 million of debt.

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The Cookie Jar Acquisition has significantly strengthened DHX’s industry position in television production and distribution, interactive content and entertainment licensing. Cookie Jar is one of the industry’s leaders in the creation, production and marketing of animated and live-action programming. Its library of nearly 6,000 half-hour episodes of television features some of the world’s most recognizable children’s series including Richard Scarry’s Busytown Mysteries, Caillou, The Doodlebops, Inspector Gadget and Johnny Test. CPLG, Cookie Jar’s full-service international licensing agency, represents numerous entertainment, sport and design brands such as Strawberry Shortcake, Richard Scarry, St. Andrews Links and Skylanders.

DHX has seen that the combination of DHX and Cookie Jar libraries, and expertise in licensing and distribution that both companies have developed, has provided significant advantages to the combined company for the benefit of DHX’s business and Shareholders. These advantages include:

•	significantly strengthened capabilities in the rapidly growing digital segment;

•	broadened relationships with distributors including Amazon, Comcast, DISH, Hulu, Netflix, Samsung, Telmex and Vivendi;

•	creation of substantial scale with the addition of Cookie Jar's $48.27 million in revenue per the audited financial statements for the year ended August 31, 2012 (for further details, please see Schedule A of the Business Acquisition Report filed on www.sedar.com on December 21, 2012);

•	greater diversification of revenue streams across operating segments with a greater proportion of revenue derived from higher margin segments;

•	combination of two portfolios of globally recognized brands that can be seen in approximately 160 countries;

•	increase to content library of children's programming by a factor of more than three times, from approximately 2,550 to approximately 8,550 half-hour episodes;

•	expanded global merchandising opportunities and licensing capabilities for DHX’s owned properties as well as third-party brand management and licensing opportunities;

•	significant cost synergies, $10.5 million annually (up from $10 million reported in Q3 2013), leading to greater fixed cost coverage and margins;

•	improved market position and negotiating strength; and

•	increased market capitalization may increase potential investor audience and potential for improved liquidity in shares.

Sale of Non-Core Building

On February 28, 2013, the Company closed the sale of its building in Halifax, Nova Scotia, as Management deemed it to be a non-core asset. The Company received gross proceeds of $5.30 million less costs of $0.09 million, representing a gain of $1.08 million. The Company executed a 2 year lease for the Halifax offices with the new owners.

Sale of Interest in Tribal Nova

On April 11, 2013, the Company completed the sale of its interest in Tribal Nova for net proceeds of $1.73 million, representing a gain of $0.37 million.

Ragdoll Acquisition

On September 16, 2013, the Company announced the acquisition of Ragdoll from BBC Worldwide and a group including the founder of Ragdoll, Anne Wood for GBP 17.4 million (approximately CAD $28.4 million) in cash, funded from a CAD $25 million expansion of DHX Media’s current debt facilities and the balance from cash reserves, including its revolving line of credit. DHX Media expects the transaction to be accretive to net earnings per share for fiscal 2014 (see Outlook section of this MD&A for expectations).

Under the agreement, DHX Media obtains twelve series, including popular UK series The Adventures of Abney & Teal, BAFTA-winning Dipdap and Brum, in addition to 365 episodes of Teletubbies, 52 episodes of Teletubbies Everywhere and 100 episodes of In the Night Garden. Lauded for entertaining and educating generations of children around the globe, Ragdoll Worldwide’s flagship properties, Teletubbies and In the Night Garden, have achieved significant commercial success since inception through strong broadcast and licensing programs. Teletubbies has aired in over 120 countries and its enduring resonance with children is further underscored by the fact that its top five postings on YouTube have garnered a cumulative 286,000,000 views.

Ragdoll Worldwide was established as a joint venture in 2006 between BBC Worldwide, BBC’s commercial arm, and Anne Wood’s production company, Ragdoll Ltd. Anne Wood is one of the UK’s best-known and critically renowned children’s television producers. She was awarded a CBE in the 2000 Millennium Queen’s Honors List for her services to children’s broadcasting and is responsible for some of the world’s most recognized children’s programming creations.

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Seasonality

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from period-to-period.

Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgements, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgements, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 2 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the years ended June 30, 2013 and 2012 on www.sedar.com or DHX’s website at www.dhxmedia.com.

Future Accounting Standard Changes

The IASB has issued IFRS 10, 11, 12, and 13 effective for annual periods beginning on or after January 1, 2013. The IASB has also issued IFRS 9 effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. IFRS 9 introduces new classification and measurement requirements for financial instruments. IFRS 10 defines the principles of control and establishes the basis of when and how an entity should be included within a set of consolidated financial statements. IFRS 11, Joint Ventures – establishes principles to determine the type of joint arrangement and guidance for financial reporting activities required by the entities that have an interest in arrangements which are controlled jointly. IFRS 12, Disclosure of Interests in Other Entities – requires extensive disclosures relating to a company’s interest in subsidiaries, joint arrangements, associates, and unconsolidated structured entities. IFRS 13, Fair Value Measurement - defines fair value, provides guidance in a single framework for measuring fair value and identifies the required disclosures pertaining to fair value measurement. DHX continues to assess the impact of IFRS 9, 10, 11, 12, and 13 on its consolidated statement of operations and financial position.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, restricted cash, short-term investments, amounts receivable, long-term amounts receivable, long-term investment, bank indebtedness, interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under capital leases, and the other liability. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

Credit Risk

Credit risk arises from cash, restricted cash, short-term investments and deposits, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk on cash, restricted cash and short-term investments by ensuring that the counterparties are banks, governments and government agencies with high credit ratings.

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management believes that the net amounts recorded are fully collectible. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 2% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible.

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Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt, and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $0.75-1.00 million effect on annual net income (loss).

Liquidity Risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and revolving credit facilities (see note 13 of the audited consolidated financial statements for June 30, 2013 for further details). As at June 30, 2013 the Company had cash and restricted cash on hand of $13.92 million (June 30, 2012 - $19.17 million) and no short-term investments (June 30, 2012 - $3.32 million in Canadian government grade bonds).

Currency Risk

The Company’s activities which expose it to currency risk involve the holding of foreign currencies as well as incurring production costs and earning revenues that are denominated in foreign currencies. For every 1% change in the USD, GBP, or Euros exchange rate versus the Canadian dollar would be less than a $0.30 million impact on net income (loss) and minimal effect on balance sheet items.

Risk Assessment

The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects, and financial condition.

Risks Related to the Nature of the Entertainment Industry

The entertainment industry involves a substantial degree of risk. Acceptance of entertainment programming represents a response not only to the production’s artistic components, but also the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly or without notice and cannot be predicted with certainty. There is a risk that some or all of the Company’s programming will not be purchased or accepted by the public generally, resulting in a portion of costs not being recouped or anticipated profits not being realized. There can be no assurance that revenue from existing or future programming will replace loss of revenue associated with the cancellation or unsuccessful commercialization of any particular production.

Risks Related to Television and Film Industries

Because the performance of television and film programs in ancillary markets, such as home video and pay and free television, is often directly related to reviews from critics and/or television ratings, poor reviews from critics or television ratings may negatively affect future revenue. The Company’s results of operations will depend, in part, on the experience and judgment of its Management to select and develop new investment and production opportunities. The Company cannot make assurances that the Company’s films and television programs will obtain favourable reviews or ratings, that its films will perform well in ancillary markets, or that broadcasters will license the rights to broadcast any of the Company’s film and television programs in development or renew licenses to broadcast film and television programs in the Company’s library. The failure to achieve any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Licensed distributors’ decisions regarding the timing of release and promotional support of the Company’s films, television programs and related products are important in determining the success of these films, programs, and related products. The Company does not control the timing and manner in which our licensed distributors distribute our films, television programs, or related products. Any decision by those distributors not to distribute or promote one of the Company’s films, television programs, or related products or to promote competitors’ films, programs, or related products to a greater extent than they promote the Company’s could have a material adverse effect on the Company’s business, results of operations, or financial condition.

Risks Related to Doing Business Internationally

The Company distributes films and television productions outside Canada through third party licensees and derives revenues from these sources. As a result, the Company’s business is subject to certain risks inherent in international business, many of which are beyond its control. These risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; wars and acts of terrorism; and the spread of swine flu or other widespread health hazard.

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Loss of Canadian Status

The Company could lose its ability to exploit Canadian government tax credits and incentives described above if it ceases to be “Canadian” as defined under the Investment Canada Act. In particular, the Company would not qualify as a Canadian if Canadian nationals cease to beneficially own shares of the Company having more than 50% of the combined voting power of its outstanding shares. In Canada and under international treaties, under applicable regulations, a program will qualify as a Canadian-content production if, among other things: (i) it is produced by Canadians with the involvement of Canadians in principal functions; and (ii) a substantial portion of the budget is spent on Canadian elements. As well, substantially all of the Company’s programs are contractually required by broadcasters to be certified as “Canadian”. In the event a production does not qualify for certification as Canadian, the Company would be in default under any government incentive and broadcast licenses for that production. In the event of such default, the broadcaster could refuse acceptance of the Company’s productions.

Competition

Substantially all of the Company’s revenues are derived from the production and distribution of television and film programs. The business of producing and distributing television and film programs is highly competitive. The Company faces intense competition with other producers and distributors, many of whom are substantially larger and have greater financial, technical, and marketing resources than the Company. The Company competes with other television and film production companies for ideas and storylines created by third parties as well as for actors, directors, and other personnel required for a production. The Company may not be successful in any of these efforts which may adversely affect business, results of operations, or financial condition.

The Company intends to increase its penetration of the prime-time television network market. The Company competes for time slots with a variety of companies which produce televised programming. The number of network prime-time slots remains limited (a “slot” being a broadcast time period for a program), even though the total number of outlets for television programming has increased over the last decade. Competition created by the emergence of new broadcasters has generally caused the market shares of the major networks to decrease. Even so, the license fees paid by the major networks remain the most lucrative. As a result, there continues to be intense competition for the time slots offered by those networks. There can be no assurance that the Company will be able to increase its penetration of the prime-time network market or obtain favourable stats, the failure to do so may have a negative impact on the Company’s business.

Limited Ability to Exploit Filmed and Television Content Library

The Company depends on a limited number of titles for the majority of the revenues generated by its film and television content library. In addition, many of the titles in its library are not presently distributed and generate substantially no revenue. If the Company cannot acquire new products and rights to popular titles through production, distribution agreements, acquisitions, mergers, joint ventures, or other strategic alliances, it could have a material adverse effect on its business, results of operations or financial condition.

Protecting and Defending Against Intellectual Property Claims

The Company’s ability to compete depends, in part, upon successful protection of its intellectual property. Furthermore, the Company’s revenues are dependent on the unrestricted ownership of its rights to television and film productions. Any successful claims to the ownership of these intangible assets could hinder the Company’s ability to exploit these rights. The Company does not have the financial resources to protect its rights to the same extent as its competitors. The Company attempts to protect proprietary and intellectual property rights to its productions through available copyright and trademark laws in a number of jurisdictions and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries in which the Company may distribute its products and in other jurisdictions no assurance can be given that challenges will not be made to the Company’s copyright and trade-marks. In addition, technological advances and conversion of motion pictures into digital format have made it easier to create, transmit, and share unauthorized copies of motion pictures, DVDs, and television shows. Users may be able to download and distribute unauthorized or “pirated” copies of copyrighted material over the Internet. As long as pirated content is available to download digitally, some consumers may choose to digitally download material illegally. As a result, it may be possible for unauthorized third parties to copy and distribute the Company’s productions or certain portions or applications of its intended productions, which could have a material adverse effect on its business, results of operations, or financial condition.

Litigation may also be necessary in the future to enforce the Company’s intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations, or financial condition. The Company cannot provide assurances that infringement or invalidity claims will not materially adversely affect its business, results of operations, or financial condition. Regardless of the validity or the success of the assertion of these claims, the Company could incur significant costs and diversion of resources in enforcing its intellectual property rights or in defending against such claims, which could have a material adverse effect on the Company’s business, results of operations, or financial condition.

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Fluctuating Results of Operations

Results of operations for any period are significantly dependent on the number and timing of television programs and films delivered or made available to various media. Consequently, the Company’s results of operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. Although traditions are changing, due in part to increased competition from new channels, industry practice is that broadcasters make most of their annual programming commitments between February and June in order that new programs can be ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, the Company’s revenues are not earned on an even basis throughout the year. Results from operations fluctuate materially from quarter to quarter and the results for any one quarter are not necessarily indicative of results for future quarters.

Raising Additional Capital

The Company is likely to require capital in the future, as to meet additional working capital requirements or capital expenditures or to take advantage of investment or acquisition opportunities. Accordingly, it may need to raise additional capital in the future. The Company’s ability to obtain additional financing will be subject to a number of factors including market conditions and its operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable for the Company. If the Company raises additional funds by issuing equity securities, the relative equity ownership of its existing investors could be diluted or new investors could obtain terms more favourable than previous investors. If the Company raises additional funds through debt financing it could incur significant borrowing costs. If the Company is unable to raise additional funds when needed, or on terms acceptable to the Company, its ability to operate and grow its business could be impeded.

Concentration Risk

Revenue may originate from disproportionately few productions and broadcasters. The value of the Common Shares may be substantially adversely affected should the Company lose the revenue generated by any such production or broadcaster.

Reliance on Key Personnel

The Company is substantially dependent upon the services of certain key personnel, particularly Michael Donovan, Dana Landry, and Steven DeNure. The loss of the services of any one or more of such individuals could have a material adverse effect on the business, results of operations or financial condition of the Company. Each of Mr. Donovan, Mr. Landry, and Mr. DeNure are under contract to the Company until 2015, 2015, and 2014 respectively.

Market Share Price Fluctuation

The market price of the Company’s Common Shares may be subject to significant fluctuation in response to numerous factors, including variations in its annual or quarterly financial results or those of its competitors, changes by financial research analysts in their recommendations or estimates of the Company’s earnings, conditions in the economy in general or in the broadcasting, film or television sectors in particular, unfavourable publicity or changes in applicable laws and regulations, exercise of the Company’s outstanding options and/or warrants, or other factors. Moreover, from time to time, the stock markets on which the Company’s Common Shares will be listed may experience significant price and volume volatility that may affect the market price of the Company’s Common Shares for reasons unrelated to its economic performance. No prediction can be made as to the effect, if any, that future sales of Common Shares or the availability of Common Shares for future sale (including Common Shares issuable upon the exercise of stock options) will have on the market price of the Common Shares prevailing from time to time. Sales of substantial numbers of Common Shares, or the perception that such sales could occur, could adversely affect the prevailing price of the Company’s Common Shares.

Risks Associated with Acquisitions and Joint Ventures

The Company has made or entered into, and will continue to pursue, various acquisitions, business combinations, and joint ventures intended to complement or expand its business. Any indebtedness incurred or assumed in any such transaction may or may not increase the Company’s leverage relative to its earnings before interest, provisions for income taxes, amortization, minority interests, gain on dilution of investment in subsidiary and discounted operation, or EBITDA, or relative to its equity capitalization, and any equity issued may or may not be at prices dilutive to its then existing shareholders. The Company may encounter difficulties in integrating acquired assets with its operations. Furthermore, the Company may not realize the benefits it anticipated when it entered into these transactions. In addition, the negotiation of potential acquisitions, business combinations or joint ventures as well as the integration of an acquired business could require the Company to incur significant costs and cause diversion of Management’s time and resources. Future acquisitions could also result in impairment of goodwill and other intangibles, development write-offs and other acquisition-related expenses.

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The Company continues to pursue opportunities to expand its distribution capacity, production capacity, and product libraries. There can be no assurance that appropriate acquisitions or expansion opportunities will be identified or available; that the Company will have or be able to obtain sufficient financing or acceptable terms to fund any such acquisition or expansion; that any such acquisition or expansion will be consummated, or, if consummated, the timing thereof; or that any such acquisition or expansion can be successfully integrated into or with the Company’s existing operations and business strategy and ultimately prove beneficial to the Company.

Potential for Budget Overruns and Other Production Risks

A production’s costs may exceed its budget. Unforeseen events such as labour disputes, death or disability of a star performer, changes related to technology, special effects or other aspects of production, shortage of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, or other unforeseen events may cause cost overruns and delay or frustrate completion of a production. Although the Company has historically completed its productions within budget, there can be no assurance that it will continue to do so. The Company currently maintains insurance policies and when necessary, completion bonds, covering certain of these risks. There can be no assurance that any overrun resulting from any occurrence will be adequately covered or that such insurance and completion bonds will continue to be available or, if available, on terms acceptable to the Company. The Company has never made a material claim on its insurance or called on a completion bond. In the event of budget overruns, the Company may have to seek additional financing from outside sources in order to complete production of a television program. No assurance can be given as to the availability of such financing or, if available, on terms acceptable to the Company. In addition, in the event of substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant impact on the Company’s results of operations or financial condition.

Management Estimates in Revenues and Earnings

The Company makes numerous estimates as to its revenues and matching production and direct distribution expenses on a project-by-project basis. As a result of this accounting policy, earnings can widely fluctuate if Management has not accurately forecast the revenue potential of a production.

Stoppage of Incentive Programs

There can be no assurance that the local cultural incentive programs which the Company may access in Canada and internationally from time to time, including those sponsored by various European, Australian, and Canadian governmental agencies, will not be reduced, amended, or eliminated. Any change in the policies of those countries in connection with their incentive programs may have an adverse impact on the Company’s business, results of operations, or financial condition.

Financial Risks Resulting from the Company’s Capital Requirements

The production, acquisition and distribution of films and television programs require a significant amount of capital. The Company cannot provide assurance that it will be able to continue to successfully implement financing arrangements or that it will not be subject to substantial financial risks relating to the production, acquisition, completion, and release of future films and television programs. If the Company increases (through internal growth or acquisition) its production slate or its production budgets, it may be required to increase overhead, make larger up-front payments to talent, and consequently bear greater financial risks. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, results of operations, or financial condition.

Government Incentive Program

In addition to license fees from domestic and foreign broadcasters and financial contributions from co-producers, the Company finances a significant portion of its production budgets from federal and provincial governmental agencies and incentive programs, including the Canadian Television and Cable Production Fund, the provincial film equity investment programs, federal tax credits, and provincial tax credits. The tax credits are considered part of the Company’s equity in any production for which they are used as financing. There can be no assurance that individual incentive programs available to the Company will not be reduced, amended, or eliminated or that the Company or any production will qualify for them, any of which may have an adverse effect on the Company’s business, results of operations, or financial condition.

Changes in Regulatory Environment

At the present time, the film industry is subject to a regulatory environment. The Company’s operations may be affected in varying degrees by future changes in the regulatory environment. Any change in the regulatory environment could have a material adverse effect on the Company’s revenues and earnings.

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Litigation

Governmental, legal, or arbitration proceedings may be brought or threatened against the Company in the future. Regardless of their merit, any such claims could be time consuming and expensive to evaluate and defend, divert Management’s attention and focus away from the business, and subject the Company to potentially significant liabilities.

Technological Change

Technological change may have a materially adverse effect on the Company’s business, results of operations, and financial condition. The emergence of new production or CGI technologies or a new digital television broadcasting standard may diminish the value of the Company’s existing equipment and programs. Although the Company is committed to production technologies such as CGI and digital post-production, there can be no assurance that it will be able to incorporate other new production and post-production technologies which may become de facto industry standards. In particular, the advent of new broadcast standards, which may result in television programming being presented with greater resolution and on a wider screen than is currently the case, may diminish the evergreen value of the Company’s programming library because such productions may not be able to take full advantage of such features. There can be no assurance that the Company will be successful in adapting to these changes on a timely basis.

Labour Relations

Many individuals associated with the Company’s projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. While the Company has positive relationships with the guilds and unions in the industry, a strike or other form of labour protest affecting those guilds or unions could, to some extent, disrupt production schedules which could result in delays and additional expenses.

Exchange Rates

The returns to the Company from foreign exploitations of its properties are customarily paid in USD, GBP, and Euro and, as such, may be affected by fluctuations in the exchange rate of the USD. Currency exchange rates are determined by market factors beyond the control of the Company and may vary substantially during the course of a production period. In addition, the ability of the Company to repatriate to Canadian funds arising in connection with foreign exploitation of its properties may also be adversely affected by currency and exchange control regulations imposed by the country in which the production is exploited. At present, the Company is not aware of any existing currency or exchange control regulations in any country in which the Company currently contemplates exploiting its properties which would have an adverse effect on the Company’s ability to repatriate such funds. Where appropriate, the Company will hedge its foreign exchange risk through the use of derivatives.

Any of these factors could have a material adverse effect on the Company’s business, results of operations or financial condition.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.

The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In its annual filings dated September 23, 2013, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at June 30, 2013, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.

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There were no changes in internal controls over financial reporting during the three months ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with IFRS or GAAP, the Company uses various non-GAAP financial measures, which are not recognized under IFRS or GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of EBITDA, Adjusted EBITDA, Gross Margin, and Adjusted Operating Activities as measures of performance.

“EBITDA” means earnings (loss) before interest, taxes, depreciation, amortization, share-based compensation expense, finance expense (income), share of loss of associates, development expense, and impairment of certain investments in film and television programs; and “Adjusted EBITDA” also includes adjustments for other non-recurring charges. Amortization includes amortization of P&E, expense of acquired libraries, and intangible assets. EBITDA and Adjusted EBITDA are not earnings measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes EBITDA and Adjusted EBITDA to be meaningful indicators of our performance that provides useful information to investors regarding our financial condition and results of operation.

“Gross Margin” means revenue less direct production costs and expense of film and television programs produced and new for Q2 2013 onward, less expense of the book value of the DHX Cookie Jar acquired library. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Therefore, Gross Margin may not be comparable to similar measures presented by other issuers.

“Adjusted Operating Activities” is a non-GAAP financial measure of cash inflows and outflows from operating activities adjusted for increases and decreases in interim production financing and non-recurring charges (including CJ Charges), as in Management’s opinion, these are also an integral part of determining cash flows from operations. Adjusted Operating Activities is one of the key cash flow measurement tools used by Management in assessing cash flow performance.

A reconciliation of historical results to EBITDA and Adjusted EBITDA is presented on the next page.

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Reconciliation of Historical Results to EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are not recognized earnings measures under GAAP and do not have standardized meanings prescribed by GAAP. Therefore EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that EBITDA and Adjusted EBITDA should not be construed as alternatives to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles income (loss) before income taxes, EBITDA and Adjusted EBITDA, and Gross Margin, based on the audited consolidated financial statements for the years ended June 30, 2013 and 2012 of the Company found on www.sedar.com and www.dhxmedia.com. For further description see “Use of Non-GAAP Financial Measures” elsewhere in this MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

			Fiscal	Fiscal
	Q4-2013	Q4-2012	2013	2012
	($000)	($000)	($000)	($000)
Income before income taxes for the period	1,156	189	3,304	3,980
Finance expense (income), net	66	(128)	1,948	(151)
Realized net loss (gain) on disposals of P&E and short term investment	(368)	224	(1,419)	224
Share of loss of associates	-	65	172	146
Amortization[2]	2,687	583	7,481	3,155
Write-down of certain investment in film and television programs	608	380	608	515
Development and other expenses	266	337	543	773
Share-based compensation expense[3]	366	111	957	492
EBITDA[1]	4,781	1,761	13,594	9,134
Non-recurring Cookie Jar adjustments[4]	2,718	0	9,840	0
Adjusted EBITDA[1,3,4]	7,499	1,761	23,434	9,134
Selling, general and administrative, net of share-based
compensation expense[3] and other one-time adjustments[4]	7,411	4,058	25,297	15,585
Gross Margin[1]	14,910	5,819	48,731	24,719

1Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

2Amortization is made up of amortization of PPE and intangibles and the portion of expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries including DHX Cookie Jar. These add backs were as follows: for Q4 2013 $1.27 million and $1.42 million respectively (Q4 2012-$0.58 million and nil) and for Fiscal 2013 $4.58 million and $2.90 million respectively (Fiscal 2012-$2.54 million and $0.61 million).

3Share-based compensation for Q4 2013 and Fiscal 2013 was $0.37 million and $0.96 million respectively (Fiscal 2012-$0.11 million and Q4 2013-$0.49 million).

4Non-recurring Cookie Jar adjustments noted herein relating to the Cookie Jar acquisition for Q4 2013 consisting of a reallocation of $0.41 million out of acquisition costs to SG&A (Fiscal 2013-$1.31 million for cumulative acquisition costs), $2.12 million for severance costs and other professional fees (shown in SG&A) (Fiscal 2013-$5.63 million), nil for warrant expense related to the Cookie Jar acquisition (Fiscal 2013-$0.39 million), and $1.01 million related to terminated development contracts (Fiscal 2013-$2.51 million) have been added back to get to Adjusted EBITDA as Management believes Adjusted EBITDA to be a more meaningful indicator of operating performance.

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DHX MEDIA LTD.

Fiscal 2013

Supplemental Information

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1. Summary of securities issued and options and warrants granted during Fiscal 2013 (expressed in thousands of Canadian dollars, except for shares and amounts per share)

a. Summary of securities issued	Number of Common	Value
	Shares	$
Balance at June 30, 2012	53,069,712	65,841
Shares issued as part of employee share purchase plan	14,619	32
Shares issued as part of Cookie Jar acquisition	36,044,492	67,403
Shares issued for cash consideration, net of costs	13,002,000	17,616
Options exercised	361,250	433
Share cancelled related to employee loan	(27,027)	(50)

Balance at June 30, 2013	102,465,046	151,275

b. Summary of options and warrants
	Number of	Weighted-average
Options	Options	exercise price
Balance at June 30, 2012	4,343,750	$0.90

Options granted to an Officer-Dana Landry	500,000	$1.63
Options granted to an Officer-David Regan	200,000	$1.81
Options granted to an Officer-Mark Gosine	150,000	$1.81
Options granted to a former Officer-Aaron Ames	200,000	$1.81
Options granted to a Director-Rob Sobey	60,000	$1.81
Options granted to a Director-Sir Graham Day	60,000	$1.81
Options granted to a Director-J. William Ritchie	60,000	$1.81
Options granted to a Director-Donald Wright	60,000	$1.81
Options granted to a Director-Michael Hirsh	250,000	$1.81
Options granted to employees	850,000	$1.91
Options exercised	(361,250)	$0.78
Options expired	(436,250)	$1.61
Options forfeited	(210,000)	$1.20

Balance at June 30, 2013	5,726,250	$1.22

Warrants	Number of	Weighted-average
	Warrants	exercise price
Balance at June 30, 2012 and June 30, 3013	1,000,000	0.78

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c.	Summary of securities as at the end of the reporting period

i.	Authorized share capital

Unlimited common shares without nominal or par value;

100,000,000 preferred variable voting shares, redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting.

ii.	Shares outstanding and recorded value

102,465,046 common shares at a recorded value of $151,275;

100,000,000 preferred variable voting shares at a recorded value of nil.

iii.	Description of options and warrants

See note 15(f) and 15(g) of the audited consolidated financial statements for the years ended June 30, 2013 and June 30, 2012.

2.	Directors and officers as at June 30, 2013

Directors
Sir Graham Day (1) (2) (3) (4)	Lead Director of DHX, Chair of Governance Committee
Michael Donovan (1)	Director
Michael Hirsh	Executive Chairman, Director
John Loh (3) (4)	Director
J. William Ritchie (2) (3) (4)	Director
Michael Salamon (2)	Director
Robert Sobey (3)	Director, Chair of the Compensation Committee
Donald Wright (2) (3) (4)	Director, Chair of Audit Committee

Officers
Michael Donovan	CEO
Dana Landry	CFO
Steven DeNure	President and COO
Mark Gosine	EVP, Legal Affairs, Secretary and General Counsel
David Regan	EVP, Corporate Development & Investor Relations

(1)	Member of the Production Financing Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Nominating and Governance Committee.

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